

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

November 16, 2009

Via facsimile and U.S. mail

David D. Johnson
Executive Vice President, Treasurer and Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, IL 60532

> **Re:** **Molex Incorporated**
> **Annual Report on Form 10-K**
> **for the fiscal year ended June 30, 2009**
> **Filed August 5, 2009**
> **File No. 000-07491**

Dear Mr. Johnson:

We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 81

1.   We note from your disclosure under the heading "Procedures Used to Establish Executive Compensation," which you have incorporated by reference from page 19 of your proxy statement, that each element of total direct compensation (base salary, target bonus, total cash, and long-term stock incentives) and the

executive's total direct compensation is compared and benchmarked to similar positions at peer companies. From your disclosures on pages 21 and 22, we also note that you appear to have targeted FY2009 base salaries between the 50th and 75th percentile, annual cash incentives at the median, and long-term incentives at the 75th percentile. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation and total direct compensation fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

2.   We note that your disclosure under the heading "FY2009 Compensation Decisions and Results" on page 23 of your proxy lacks discussion or analysis regarding how you determined FY2009 stock option and restricted stock grants for named executive officers. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of restricted shares and shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Form 10-Q for the quarterly period ended September 30, 2009

Item 4. Controls and Procedures, page 24

3.   We note that your officers only concluded that your disclosure controls and procedures were effective "in providing reasonable assurance that information required to be disclosed by [you] in [your] Exchange Act filings is recorded, processed, summarized and reported within the time period specified by the Commission's rules and forms." In your future filings, please ensure that you also disclose whether your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, in order to allow timely decisions regarding required disclosure.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

David D. Johnson
Molex Incorporated
November 16, 2009
Page 3

Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR.
Please understand that we may have additional comments after reviewing your responses
to our comments.

You may contact Joe McCann, Staff Attorney, at (202) 551-6262, or me, at
(202) 551-3635, with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney